ELEMENTAL ROYALTY

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# Notice of Availability of Proxy Materials for ELEMENTAL ROYALTY CORPORATION Annual General and Special Meeting

## Meeting Date and Location:

**When:** May 27, 2026
10:00 am (Pacific Time)

**Where:** Suite 905 - 815 W Hastings St
Vancouver, British Columbia V6C 1B4

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You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

**https://elementalroyalty.com/investors/agm/**

OR

**www.sedarplus.ca**

## How to Obtain Paper Copies of the Proxy Materials

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Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than May 15, 2026. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

**For Holders with a 15 digit Control Number:**

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy.

To obtain paper copies of the materials after the meeting date, please contact +1 (604) 688-6390.

**For Holders with a 16 digit Control Number:**

Request materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from Outside of North America - 1-303-562-9305 and entering your control number as indicated on your Voting Instruction Form.

To obtain paper copies of the materials after the meeting date, please contact +1 (604) 688-6390.

# Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within Elemental Royalty Corporation's Management Information Circular dated April 16, 2026 ("**Circular**") where disclosure regarding the matter can be found.

| | For more details, please see: |
|---|---|
| 1. Fixing the Number of Directors | Page 40 of the Circular |
| 2. Election of Directors | Pages 40-45 of the Circular |
| 3. Appointment of Auditors | Page 45 of the Circular |
| 4. Approval of Amended Omnibus Plan | Page 45 of the Circular and Schedule "C" of the Circular |

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## Voting

**PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE.** To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy by the deadline specified therein.

**PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING**

Annual Financial statement delivery

- Only Registered and Beneficial holders who opted to receive one

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